AVONDALE PARTNERS, LLC
NASHVILLE, TENNESSEE

STATEMENT OF FINANCIAL CONDITION,
FORM X-17A-5, PART III,
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JUNE 30, 2025

Filed as PUBLIC information pursuant to
Rule 17a-5(d) under the Security Exchange
Act of 1934.

AVONDALE PARTNERS, LLC
NASHVILLE, TENNESSEE

STATEMENT OF FINANCIAL CONDITION, FORM X-17A-5, PART III,
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JUNE 30, 2025

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51550

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/24 AND ENDING 06/30/25
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Avondale Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4322 Harding Pike, Ste 414

(No. and Street)

Nashville	TN	37205
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joel D Oertling	615.519.1313	joertling@avondalepartnersllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company LLC

(Name – if individual, state last, first, and middle name)

325 North Saint Paule Street, Ste 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joel D Oertling, VP Finance and CFO _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Avondale Partners, LLC _____ , as of 6/30 _____ , 2 025 ___ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: VP Finance and CFO

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and those charged with governance
Avondale Partners, LLC

Opinion on the Statement of Financial Condition
We have audited the accompanying statement of financial condition of Avondale Partners, LLC (the Company) as of June 30, 2025, and the related notes (collectively, the statement of financial condition). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter – Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 13 to the financial statements, the Company does not generate revenues and relies on capital contributions from its parent to fund its operations. This condition raises substantial doubt about the Company's ability to continue as a going concern for a period of one year from the date the financial statements are issued. Management's plans to mitigate this doubt include continued financial support from the parent company. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified in respect of this matter.

Basis for Opinion
This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2023.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
August 26, 2025

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

AVONDALE PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2025

ASSETS

Cash	$	203,938
Prepaid expenses and other assets		53,206
Furniture, equipment and improvements - at cost, less accumulated depreciation		8,484
Right-of-use assets		89,855
TOTAL ASSETS	$	355,483

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	48,188
Lease liabilities		90,658
TOTAL LIABILITIES		138,846
MEMBER'S EQUITY		216,637
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	355,483

The accompanying notes are an integral part of the financial statements.

AVONDALE PARTNERS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2025

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Avondale Partners, LLC (the "Company") is a Tennessee limited liability company, which is wholly owned by Avondale Group, LLC, a Tennessee limited liability company.

The Company operates as a securities broker-dealer providing investment banking services to its institutional clients. The Company is headquartered in Nashville, Tennessee.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year

The Company uses a June 30 fiscal year for financial statement purposes. Tax returns are filed on a December 31 calendar year basis.

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting, in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Receivables

The Company estimates an allowance for doubtful accounts on receivables, which may not be fully collectible, based on the length of time an account is past due and an assessment of the ability to pay. Accounts determined to be uncollectible are charged off against the allowance in the period of determination. The Company considers all receivables at year end to be fully collectible; accordingly, no allowance for doubtful accounts has been recorded.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture, Equipment and Improvements

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation is computed on an accelerated method over the estimated useful lives of the assets, which range from 1½ to 7 years, or over the term of the lease (if shorter) for leasehold improvements.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets are reported at net unamortized cost. Prepaid assets are amortized by the straight-line method over the life of the asset.

Leases

Accounting guidance on leases requires right-of-use ("ROU") assets and lease liabilities to be recorded on the Statement of Financial Condition. The guidance specifies that at the inception of a contract, an entity must determine whether the contract is or contains a lease. The contract is or contains a lease if the contract conveys the right to control the use of the property, plant, or equipment for a designated term in exchange for consideration. The Company's evaluation of its contracts to determine whether they are or contain a lease involves assessing whether there is a right to obtain substantially all of the economic benefits from the use and the right to direct the use of the identified asset in the contract.

The Company has an operating lease that relates to its Nashville headquarters. As a practical expedient, the Company has elected to not capitalize leases with a term of 12 months or less without a purchase option that it is likely to exercise.

ROU assets and lease liabilities are recognized on the Statement of Financial Condition at the present value of the future lease payments over the life of the lease term. As implicit rates for leases are not determinable, the Company uses discount rates based on incremental borrowing rates, on a collateralized basis, for the respective underlying assets, for terms similar to the respective leases.

See Note 7 for additional information.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, all taxable income, gains and losses of the Company are passed through to the member. The Company is only liable for state income taxes. The Company files a state income tax return in the State of Tennessee. U.S. state jurisdictions have statutes of limitations that generally range from three to five years.

Temporary differences between the financial statement and income tax bases of the Company's assets and liabilities are not significant. Accordingly, deferred state income taxes have not been provided.

Management performs an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. Management has performed its evaluation of all income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the "more likely than not" standard. Accordingly, there are no provisions for income taxes, penalties, or interest receivable or payable relating to uncertain income tax positions in the accompanying financial statements.

Events Occurring after Reporting Date

The Company has evaluated events and transactions that occurred between June 30, 2025 and August xx, 2025, the date the statement of financial condition was available to be issued, for possible recognition or disclosure in the statement of financial condition.

NOTE 3 - CONCENTRATIONS OF RISK

The Company maintains cash balances at financial institutions whose accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. The Company's cash balances generally do not exceed statutory limits. The Company has not experienced any losses in such accounts and management considers this to be a normal business risk.

AVONDALE PARTNERS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION (CONTINUED)

JUNE 30, 2025

NOTE 4 - PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets consist of the following as of June 30, 2025:

Prepaid communications and data	$	26,755
Prepaid taxes, licenses and assessments		5,258
Prepaid rent		6,126
Miscellaneous other prepaid expenses		8,012
Deposits		7,055
	$	53,206

NOTE 5 - FURNITURE, EQUIPMENT AND IMPROVEMENTS

Furniture, equipment and improvements consist of the following as of June 30, 2025:

Furniture and fixtures	$	22,141
Technology equipment		134,163
Office equipment		10,886
Leasehold improvements		5,510
		172,700
Less accumulated depreciation		(164,216)
	$	8,484

NOTE 6 - TRANSACTIONS WITH AFFILIATES

As of June 30, 2025, net receivables from related parties totaled $0.

NOTE 7 - COMMITMENTS

During 2025, the Company entered into a non-cancelable operating lease for its Nashville headquarters. The Company recorded ROU assets and lease liabilities of $137,165 at inception of the lease.

The headquarters lease provides for escalating rental rates over the lease term. Rental expense pertaining to this lease is recognized on the straight-line method over the lease term.

Leases included in the Statement of Financial Position were as follows:

	Classification		June 30, 2025
Operating lease ROU assets	Right-of-use assets	$	89,855
Operating lease liabilities	Lease liabilities	$	90,658

As of June 30, 2025, undiscounted future cash flows for each of the next five fiscal years and thereafter for fixed payments related to operating leases are as follows:

2026	$	75,119
2027		20,558
Total lease payments	$	95,677
Less: Imputed Interest		(5,019)
Present value of lease liabilities	$	90,658

As of June 30, 2025, the weighted-average remaining lease terms and weighted-average discount rates for operating leases are as follows:

Weighted-average remaining lease term (years)	1.3
Weighted-average discount rate	8.0%

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. As of June 30, 2025, the Company had regulatory net capital of $154,947, which was $149,947 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital ratio was 32%.

NOTE 9 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following as of June 30, 2025:

Accounts payable - trade	$ 2,664
Accrued professional fees	41,900
Other accrued expenses	3,624
	$ 48,188

NOTE 10 - EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) plan for the benefit of employees.

NOTE 11 - CONTINGENCIES

The Company is subject to legal proceedings in the ordinary course of business. Loss contingencies are accrued when a loss is probable and reasonably estimable.

The Company is defending a claim alleging entitlement to a share of proceeds from the exercise of options related to a prior transaction where fees were shared. The claim seeks damages exceeding $500,000 plus attorney's fees. The Company disputes the claim and estimates actual potential damages, if any, at approximately $48,600, excluding attorney's fees. A prevailing party attorney's fees provision applies.

As of June 30, 2025, the Company has accrued $30,000 for anticipated damages or legal fees related to this matter. An unfavorable resolution could result in additional losses up to the claimed amount plus fees and costs, though the Company cannot estimate a further range.

The Company is not aware of other material loss contingencies as of June 30, 2025.

NOTE 12 - GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred net losses over the past two years and is economically dependent on its parent company for additional capital infusions to support operations and meet regulatory net capital requirements under SEC Rule 15c3-1. As of the balance sheet date, the Company's net capital is insufficient to meet its obligations for a period of at least one year from the date these financial statements are issued. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

Management has evaluated these conditions and developed plans to alleviate the substantial doubt, including securing commitments from the parent company for ongoing financial support as needed. The parent company has historically provided capital contributions and has expressed its intent to continue doing so. However, there can be no assurance that these plans will be successful or that sufficient funding will be available on acceptable terms.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.